UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

57th Street General Acquisition Corp.
(Name of Issuer)
Common Stock, par value $.0001 per share
(Title of Class of Securities)
316816115
(CUSIP Number)
May 20, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	316816115

1	NAMES OF REPORTING PERSONS Canton Holdings, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		490,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		490,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	490,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.8%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
**SEE ITEM 4(b).

CUSIP No.	316816115

1	NAMES OF REPORTING PERSONS Archer Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		490,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		490,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	490,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.8%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
**SEE ITEM 4(b).

CUSIP No.	316816115

1	NAMES OF REPORTING PERSONS Archer Capital Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		372,537

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		372,537

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	372,537

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.7%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
**SEE ITEM 4(b).

CUSIP No.	316816115

1	NAMES OF REPORTING PERSONS Joshua A. Lobel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		490,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		490,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	490,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.8%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
**SEE ITEM 4(b).

CUSIP No.	316816115

1	NAMES OF REPORTING PERSONS Eric J. Edidin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		490,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		490,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	490,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.8%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
**SEE ITEM 4(b).

SCHEDULE 13G
This Schedule 13G (this “Schedule 13G”) relates to shares of Common Stock, par value $.0001 per share (the “Common Stock”), of 57th Street General Acquisition Corp., a Delaware corporation (the “Issuer”), and is being filed on behalf of (i) Archer Capital Master Fund, L.P., a Cayman Islands exempted limited partnership (“Archer Master Fund”), (ii) Archer Capital Management, L.P., a Delaware limited partnership (“Archer”), as the investment manager to Archer Master Fund and certain other private investment vehicles (collectively, the “Funds”), (iii) Canton Holdings, L.L.C., a Delaware limited liability company (“Canton”), as the general partner of Archer, (iv) Joshua A. Lobel, an individual, as a principal of Canton, and (v) Eric J. Edidin, an individual, as a principal of Canton (the persons mentioned in (i)-(v) above are referred to herein as the “Reporting Persons”). All shares of Common Stock are held by the Funds.

Item 1(a)	Name of Issuer.

57th Street General Acquisition Corp.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

590 Madison Avenue, 35th Floor New York, New York 10022

Item 2(a)	Name of Person Filing.

(i) Archer Capital Master Fund, L.P. (“Archer Master Fund”), (ii) Archer Capital Management, L.P. (“Archer”), (iii) Canton Holdings, L.L.C. (“Canton”), (iv) Joshua A. Lobel (“Mr. Lobel”) and (v) Eric J. Edidin (“Mr. Edidin”).

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

570 Lexington Avenue, 40th Floor New York, New York 10022.

Item 2(c)	Citizenship or Place of Organization.

Archer Master Fund is a Cayman Islands exempted limited partnership. Archer is a Delaware limited partnership. Canton is a Delaware limited liability company. Mr. Lobel and Mr. Edidin are United States citizens.

Item 2(d)	Title of Class of Securities.

Common Stock, par value $.0001 per share (the “Common Stock”).

Item 2(e)	CUSIP Number.

316816115

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a)
Archer Master Fund is the beneficial owner of 372,537 shares of Common Stock. Canton, Archer, Mr. Lobel and Mr. Edidin may be deemed the beneficial owners of the 490,000 shares of Common Stock held collectively by the Funds.

(b)
Archer Master Fund is the beneficial owner of 6.7% of the Issuer’s outstanding shares of Common Stock. Canton, Archer, Mr. Lobel and Mr. Edidin may be deemed the beneficial owners of 8.8% of the Issuer’s outstanding shares of Common Stock held collectively by the Funds. Such percentages were calculated by dividing (i) the number of shares of Common Stock reported in Item 4(a) held by each of the respective Reporting Persons, by (ii) the 5,555,556 shares of Common Stock outstanding as of May 19, 2010, as reported in the Prospectus filed by the Issuer with the Securities and Exchange Commission on May 20, 2010.

(c)
Archer Master Fund has the power to vote and dispose of 372,537 shares of Common Stock. Canton, Archer, Mr. Lobel and Mr. Edidin have the power to vote and dispose of the 490,000 shares of Common Stock held collectively by the Funds.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement by and among the Reporting Persons.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 28, 2010

Archer Capital Master Fund, L.P.
By:	Archer Partners GP, L.L.C., its general partner

By:	Canton GP Holdings, L.L.C., its managing member

By:	/s/ Joshua A. Lobel
	Name:	Joshua A. Lobel
	Title:	Manager

Archer Capital Management, L.P.
By:	Canton Holdings, L.L.C., its general partner

By:	/s/ Joshua A. Lobel
	Name:	Joshua A. Lobel
	Title:	Manager

Canton Holdings, L.L.C.
By:	/s/ Joshua A. Lobel
	Name:	Joshua A. Lobel
	Title:	Manager

/s/ Joshua A. Lobel
Joshua A. Lobel

/s/ Eric J. Edidin
Eric J. Edidin

EXHIBIT 1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, par value $.0001 per share, of 57th Street General Acquisition Corp., a Delaware corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.
The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.
IN WITNESS WHEREOF, the undersigned have executed this Agreement as of May 28, 2010.

Archer Capital Master Fund, L.P.
By:	Archer Partners GP, L.L.C., its general partner

By:	Canton GP Holdings, L.L.C., its managing member

By:	/s/ Joshua A. Lobel
	Name:	Joshua A. Lobel
	Title:	Manager

Archer Capital Management, L.P.
By:	Canton Holdings, L.L.C., its general partner

By:	/s/ Joshua A. Lobel
	Name:	Joshua A. Lobel
	Title:	Manager

Canton Holdings, L.L.C.
By:	/s/ Joshua A. Lobel
	Name:	Joshua A. Lobel
	Title:	Manager

/s/ Joshua A. Lobel
Joshua A. Lobel

/s/ Eric J. Edidin
Eric J. Edidin